FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: February 3rd, 2004

Information furnished on this form:
- Press release concerning the transfer of NEC's plasma display business

Pioneer Corporation
NEC Corporation

Pioneer to Acquire NEC's Plasma Display Businesses

--- Memorandum of Understanding Concluded between Pioneer and NEC ---

February 3, 2004, Tokyo, Japan --- Pioneer Corporation (TSE: 6773; NYSE: PIO) and NEC Corporation (TSE: 6701; NASDAQ: NIPNY) jointly announced today that they had concluded a Memorandum of Understanding, by which NEC is to transfer to Pioneer (i) all the shares NEC holds in its subsidiary, NEC Plasma Display Corporation, and (ii) all the intellectual property rights NEC holds in relation to plasma displays.

In recent years Pioneer has been improving its business structures, reflecting its "select and focus" management policy, and one of its most important management strategies has been to further expand the plasma display business as a core of its current businesses.

NEC has been developing its businesses, focusing on two core domains of integrated IT/network solutions and semiconductor solutions, and is advancing strategies that fit the distinctive characteristics of these two business domains. Regarding NEC's display business, although strong growth is expected in displays for TV set use, substantial funding is required to expand growth. Taking this into consideration, NEC in line with its promotion of policies to find external capital for new growth in the industry examined the possibility of creating an alliance aiming for large-scale advantages to develop business.

In this business environment, Pioneer and NEC, which both independently develop and produce plasma displays, found that their respective technologies are familiar, and came to the conclusion that the integration of the highly-developed technologies and production capabilities of the two companies would enable them to demonstrate the maximum of their expertise and take the lead in the market, which will help meet the ever-rapidly increasing demand for plasma displays worldwide.

Details of the transfer of shares, etc., as well as the date of transfer, will be determined at a later date, and will be announced accordingly.

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Outline of NEC Plasma Display Corporation

Company name: NEC Plasma Display Corporation

Headquarters: 7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

Tamagawa Office: 1753, Shimonumabe, Nakahara-ku, Kawasaki-shi, Kanagawa, Japan

Kagoshima Plant: 2080, Ohnohara-cho, Izumi-shi, Kagoshima, Japan

President: Kenji Tokuyama

Paid-in Capital: 10 billion yen

Products: Plasma display sets and modules

Sales: Approximately 50 billion yen (estimates for fiscal year, ending March 31, 2004)

Employees: Approximately 1,100 employees (as of the end of January, 2004)

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For further information, please contact (in Japan):

Pioneer Corporation

Public Relations, phone: 81-3-3495-9903; e-mail: pioneer_prd@post.pioneer.co.jp

NEC Corporation

Corporate Communications Division

Diane Foley, phone: 81-3-3798-6511; e-mail: d-foley@ax.jp.nec.com

Makoto Miyakawa, phone: 81-3-3798-6511; e-mail: m-miyakawa@bk.jp.nec.com